UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 0-13163

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Acxiom Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Acxiom Corporation

301 E. Dave Ward Dr.

Conway, AR 72032

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2016	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2016	11

Note:    All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Dallas, Texas

June 28, 2017

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Noninterest-bearing cash	$79,973	17,203

Investments, at fair value:
Acxiom Corporation common stock	64,137,865	53,635,236
Participant brokerage accounts	1,972,047	1,384,396
Mutual funds	163,917,816	168,829,526
Common collective trust funds	217,497,124	199,560,687

Total investments at fair value	447,524,852	423,409,845

Notes receivable from participants	5,474,792	5,319,545

Net assets available for benefits	453,079,617	428,746,593

See accompanying notes to financial statements.

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2016

Investment income:
Dividends	$6,945,440
Net appreciation in fair value of investments	33,361,905

Net investment income	40,307,345

Interest income on notes receivable from participants	233,452

Contributions:
Participants	19,096,346
Employer	6,050,579
Rollovers	1,768,384

26,915,309

Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	42,810,412
Plan expenses	312,670

Total deductions	43,123,082

Net increase in net assets available for benefits	24,333,024

Net assets available for benefits, beginning of year	428,746,593

Net assets available for benefits, end of year	$453,079,617

See accompanying notes to financial statements.

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Plan Description

The following description of the Acxiom Corporation Retirement Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (“Acxiom,” “Company,” or “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Administrative Committee, as appointed by the Chairman of the Internal Compensation Committee, is the administrator for the Plan.

(b)	Participation

Employees of the Company may participate in the Plan upon commencement of employment, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement, certain nonresident employees, and leased employees.

(c)	Contributions

The Plan includes a 401(k) provision whereby each participant may defer up to 30% of annual compensation, not to exceed limits determined under Section 415(c) of the Internal Revenue Code (“IRC”). From January 1, 2016, through August 31, 2016, deferrals for highly compensated participants were limited to 8% of annual compensation in order to meet nondiscrimination requirements of the IRC. Effective September 1, 2016, this restriction was removed.

The Plan allows discretionary matching contributions up to 50% of deferrals not in excess of 6%. During the current year the Company made matching contributions at the 50% level.

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company’s matching contributions are made with Acxiom common stock and are recorded based on the fair value of the common stock at the date contributed. During the year ended December 31, 2016, the Company contributed 286,792 shares of Acxiom common stock. Immediately upon deposit into the Plan, the match shares are 100% diversifiable, at the election of the participant, among the other investment options within the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, rollovers, if any, the Company’s matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses and expenses. Allocations of income/losses and expenses are made according to formulas specified in the Plan based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding balance in the previous 12 months or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan plus 1.0% (for loans that originated prior to March 13, 2007, the interest rate was the prime rate in effect at the date of the loan plus 2.0%). The interest rates on outstanding participant loans at December 31, 2016 range from 4.25% to 10.25%, with maturity dates ranging from January 2017 to November 2026.

(f)	Vesting

Participants are immediately vested in their voluntary contributions, rollovers, if any, and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. Effective September 30, 2016, participants that complete an hour of service on or after September 30, 2016, are partially vested in 33% increments beginning after one year of service until participants become fully vested after three years of service. If applicable, nonvested portions of Company contributions are forfeited when a terminated employee takes a distribution and are used to reduce future Company matching contributions or to pay plan expenses.

At December 31, 2016 and 2015, forfeited nonvested accounts totaled $259,044 and $433,466, respectively. These accounts will be used to reduce future Employer contributions. During 2016, $556,584 of participants’ accounts were forfeited. Forfeited nonvested accounts reduced Employer contributions by $643,547. During 2016, $208,320 of forfeited nonvested accounts were used to reinstate forfeitures to participants affected by the partial termination that occurred during the 2015 Plan year. During 2016, the forfeiture account balance was increased by $120,861 on the fair market value of the investments held in the account.

During 2016, the Company sold an operating division. In connection with the sale, the Plan was amended in order to 100% vest the accounts of all Participants whose employment was transferred to the buyer.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of 12 mutual funds, 18 common collective trust funds, or the Acxiom common stock fund. In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price Company (“T. Rowe Price”) in order to invest in numerous other stocks, bonds, and mutual funds.

(h)	Benefits Paid to Participants and Beneficiaries

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant’s Employer contribution account shall not exceed the participant’s vested balance therein.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned. Net appreciation/depreciation in fair value of investments represents realized gains (losses) on investments sold and unrealized appreciation (depreciation) on investments held at year-end.

(c)	Notes Receivable from Participants

Notes receivable from participants are stated at amortized cost, which represents the unpaid principal balance plus accrued interest.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

(g)	Adoption of Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” This ASU removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Topic 820. The update was adopted for the year ended December 31, 2016 and did not have a material impact on the financial statements of the Plan.

In June 2015, the FASB issued ASU No. 2015-10, “Technical Corrections and Improvements.” The update clarified the definition of “readily determinable fair value” to include “the fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions.” Based on this definition, it was determined that the NAV of the common collective trust funds is the fair value and will be disclosed as such. The update was adopted for the year ended December 31, 2016 and applied retrospectively.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” This ASU simplifies the required disclosures related to employee benefit plans. Part I of the guidance distinguished between direct and indirect investments in FBRICs and removed the requirements to measure and disclose direct investments in FBRICs at fair value. Contract value is the only required measure for direct investments in FBRICs. The guidance clarified that indirect investments in FBRICs should be disclosed at fair value and the reconciliation to contract value is no longer needed. As the Plan has an indirect investment in FBRICs, the adjustment from contract value to fair value for the year ended December 31, 2015 has been removed to conform to current year presentation and was not material. Part II eliminated the requirement to disaggregate investments by nature, risks and characteristics, however, plans must continue to disaggregate investments by general type of plan asset. Part II also eliminated the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and to disclose net appreciation or depreciation for investments by general type. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. This guidance is effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively. The update was adopted for the year ended December 31, 2016 and was applied retrospectively. Other than the removal of the adjustment from contract value to fair value and the elimination of the above noted disclosures, the adoption did not have a material impact on the financial statements of the Plan.

(3)	Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value, and requires disclosure about assets and liabilities measured at fair value. Specifically, ASC 820:

•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3); and

•	Expands disclosures about instruments measured at fair value.

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. These are inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present a summary of the Plan’s investments measured at fair value as of December 31, 2016 and 2015:

	Investments at fair value as of December 31, 2016
				Total
				carrying
	Quoted	Significant		value in
	prices	other		statement
	in active	observable	Unobservable	of net assets
	market	inputs	inputs	available
	(Level 1)	(Level 2)	(Level 3)	for benefits
Acxiom Corporation common stock (i)	$64,137,865	—	—	64,137,865
Common collective trusts (ii)	—	217,497,124	—	217,497,124
Mutual funds (iii)	163,917,816	—	—	163,917,816
Participant-directed brokerage accounts	1,972,047	—	—	1,972,047

Total investment assets at fair value	$230,027,728	217,497,124	—	447,524,852

	Investments at fair value as of December 31, 2015
				Total
				carrying
	Quoted	Significant		value in
	prices	other		statement
	in active	observable	Unobservable	of net assets
	market	inputs	inputs	available
	(Level 1)	(Level 2)	(Level 3)	for benefits
Acxiom Corporation common stock (i)	$53,635,236	—	—	53,635,236
Common collective trusts (ii)	—	199,560,687	—	199,560,687
Mutual funds (iii)	168,829,526	—	—	168,829,526
Participant-directed brokerage accounts	1,384,396	—	—	1,384,396

Total investment assets at fair value	$223,849,158	199,560,687	—	423,409,845

(i)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(ii)	Common collective trusts (“CCT”): Valued daily at the net asset value (NAV) of the underlying CCT. The net asset value (“NAV”) is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

(iii)	Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date. During the year, Plan management re-evaluated the Plan’s investments as to whether they have a readily determinable fair value. Based on that re-evaluation, certain accounting policy and NAV disclosures have been revised.

(4)	Plan Administration

The Plan is administered by the administrative committee. T. Rowe Price is the recordkeeper and trustee of the Plan.

(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company in a letter dated May 30, 2014, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The amendments to the plan include: (1) the definition of “spouse;” (2) the addition of a year-end true-up to the discretionary matching contribution; (3) vesting of certain participants as a result of corporate transactions; (4) allowing in-service distributions from rollover accounts at any time; (5) the addition of a Roth elective contribution feature; and (6) changing from six-year graded vesting of Employer contributions to three-year graded vesting. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Related Party Transactions

Certain investments represent mutual funds and common and collective trusts managed by T. Rowe Price, the trustee. Other related party transactions involve the common stock of the Company and notes receivable from participants. During 2016 and 2015, total fees paid to related parties were $312,670 and $114,557, respectively.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Net assets available for benefits per financial statements	$453,079,617	428,746,593
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	26,120
Participant loans in default-deemed distributions	(37,052)	(36,880)

Net assets available for benefits per Form 5500	$453,042,565	428,735,833

The following is a reconciliation of net changes in net assets per the financial statements to the Form 5500:

December 31,
2016
Net increase in net assets available for benefits per financial statements	$24,333,024
Reverse adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2015	(26,120)
Adjustment for defaulted participant loans-deemed distributions as of December 31, 2016	(37,052)
Adjustment for defaulted participant loans-deemed distributions as of December 31, 2015	36,880

Total changes in net assets per Form 5500	$24,306,732

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their accounts. Upon full termination of the Plan, the value of such accounts shall be distributed as provided in the Plan.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

Market conditions may result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

(10)	Subsequent Events

The Plan has evaluated events subsequent to December 31, 2016 and through June 28, 2017, the date the financial statements were available to be issued.

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issuer, borrower,				Fair
lessor, or similar party		Description	Shares	value
*	Acxiom Corporation	Common stock	2,393,204	$64,137,865
	Participant Directed Brokerage Accounts	Tradelink Investments	1,972,047	1,972,047
		Mutual funds:
		PIMCO Total Return Instl.	1,115,631	11,189,779
		MetWest Total Return Bond Fund Class I	607,267	6,394,526
*	T. Rowe Price	Government Money	82,687	82,687
		BlackRock Global Allocation, I	129,925	2,375,029
		Harbor International Fund	35,319	2,063,004
*	T. Rowe Price	Balanced Fund	1,090,666	23,972,834
		JP Morgan Large Cap Growth Fund, R6	554,482	17,937,508
*	T. Rowe Price	Growth Stock Fund	732,400	39,000,288
		Invesco Diversified Dividend R6	1,425,417	27,510,554
		JP Morgan Mid Cap Value Instl.	302,917	11,026,165
		Eagle Small Cap Growth R6	147,470	8,150,649
		American Funds Europacific Growth – R6	315,604	14,214,793

		Total mutual funds		163,917,816

		Common collective trust funds:
*	T. Rowe Price	New Horizons Trust D	371,661	9,971,665
*	T. Rowe Price	U.S. Mid-Cap Growth EQ Trust D	2,009,506	39,104,983
*	T. Rowe Price	U.S. Small-Cap Value EQ Trust D	1,199,889	22,437,928
*	T. Rowe Price	Retirement Balanced Trust A	82,143	1,067,865
*	T. Rowe Price	Retirement 2005 Trust A	40,552	541,363
*	T. Rowe Price	Retirement 2010 Trust A	69,538	959,623
*	T. Rowe Price	Retirement 2015 Trust A	193,077	2,793,818
*	T. Rowe Price	Retirement 2020 Trust A	816,055	12,289,781
*	T. Rowe Price	Retirement 2025 Trust A	895,087	13,972,311
*	T. Rowe Price	Retirement 2030 Trust A	1,168,233	18,796,871
*	T. Rowe Price	Retirement 2035 Trust A	874,566	14,369,121
*	T. Rowe Price	Retirement 2040 Trust A	930,329	15,471,369
*	T. Rowe Price	Retirement 2045 Trust A	388,670	6,467,475
*	T. Rowe Price	Retirement 2050 Trust A	208,532	3,469,976
*	T. Rowe Price	Retirement 2055 Trust A	150,265	2,495,906
*	T. Rowe Price	Retirement 2060 Trust A	30,685	328,326
*	T. Rowe Price	Stable Value Fund Class N	36,440,836	36,440,836
*	T. Rowe Price	Equity Index Trust Class C	620,507	16,517,907

		Total common collective trust funds		217,497,124
*	Notes receivable from Participants, interest rates range from 4.25% – 10.25% and maturities of January 2017 to November 2026.			5,474,792
		Noninterest-bearing cash		79,973

		Total investments		$453,079,617

Historical cost information is not presented on this schedule, as all investments are participant directed.

*	Indicates a party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Acxiom Corporation
As Sponsor and Administrator of the
Acxiom Corporation Retirement Savings Plan

June 30, 2017	By:	/s/ Jerry C. Jones
Jerry C. Jones
Chief Ethics and Legal Officer & Executive Vice President